File No. 82-2683





Wolters Kluwer First-Quarter 2006 Results

Revenues Increase 14% Over Prior Year

Amsterdam (May 10, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced first-quarter 2006 results showing revenue growth of 14% resulting from increased organic growth, contributions from acquisitions and currency effect. In the final year of its three-year plan, the Company continued to successfully execute its strategy and achieved a solid start towards meeting its goals for 2006.

Highlights for the first quarter of 2006 include:

- Revenues of €854 million, a 14% increase over first quarter 2005 (€746 million); organic revenues grew 1%; contribution of acquisitions was 8%, and currency effect 5%.
- Organic revenues growth was slightly above guidance given on performance in the first quarter, due to strong performance at Corporate Legal Services and Tax, Accounting & Legal divisions
- Ordinary EBITA of €114 million, an increase of 12% over first quarter 2005 (€102 million); ordinary EBITA margin declined slightly to 13% (2005: 14%) due to increased investments in product development, marketing and sales, and shared services
- Product development spending of €59 million (an increase of 13% over last year)
- Structural cost savings of €28 million (an increase of 27% over last year)
- Strong free cash flow of €43 million (2005: €12 million) due to the increase of EBITA and a lower balance of tax payments.

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance over the first quarter of 2006:
"I am pleased with the solid progress we made during the first quarter of 2006 towards meeting our targets for the year. Our revenue growth momentum continues with strong performance in tax and accounting software, integrated online libraries, and transaction services, and the integration of recent acquisitions is advancing smoothly. We will continue to focus on delivering profitable revenue growth and value for our customers and shareholders. We are confident in achieving the goals of our three-year strategy and we reiterate the outlook for 2006."

Key division highlights, reflecting progress made in the first quarter:

Health: Significant growth over prior year due primarily to the acquisitions of Healthcare Analytics (NDC's Information Management business) and ProVation Medical, as well as good performance at Professional & Education and Pharma Solutions. Organic growth largely reflects anticipated phasing differences.

Corporate & Financial Services: Strong growth in Corporate Legal Services' corporate compliance, UCC, and trademark transactional services, along with solid growth in Financial Services across the forms, software, and professional services products.

Tax, Accounting & Legal: First-quarter results highlighted a solid tax season that included double-digit growth at the tax software unit, continued adoption of integrated libraries in the tax and legal markets, and good performance in the legal education group.

Legal, Tax & Regulatory Europe: Acquisitions, mainly De Agostini Professionale, significantly affected first quarter results compared to 2005. Revenue performance reflects anticipated phasing differences (France and Germany) and good growth in Italy, Central Europe, and Spain; importantly, Belgium and the Netherlands showed modest organic growth; and restructuring continued in the UK.

Education: First-quarter results reflect the normal seasonal patterns for the division and represents approximately 10% of total results.

Wolters Kluwer

Reiteration of Outlook for 2006 and 2007 (in constant currencies[1]):

Key Performance Indicators	2006	2007 onwards
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion ratio (CAR)	95-105%	95-105%
Free cash flow	± €350 million	≥ €400 million
Return on invested capital % [2]	7%	≥ WACC [3]
Diluted ordinary EPS [4]	€1.18 - €1.23	€1.45 - €1.55

Guidance per division	2006 Organic revenue growth
Health	3-5%
Corporate & Financial Services	4-6%
Tax, Accounting & Legal	3-4%
Legal, Tax & Regulatory Europe	0-1%
Education	1-2%

Profit and loss account figures

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	[1]Change constant currency %
Revenues	854	746	14	9
Operating profit	87	83	6	
Operating profit margin (%)	10	11		
Profit for the period	57	42	37	
Basic EPS (€)	0.19	0.14	34	
Diluted EPS (€)	0.19	0.14	33	

Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items for 2005 consist of restructuring expenses relating to initiatives that followed the strategic update. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

1 Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

2 After tax

3 WACC (weighted average cost of capital) is currently 8% after tax

4 Including acquisitions

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Other benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Ordinary EBITA	114	102	12	3
Ordinary EBITA margin (%)	13	14		
EBITA	114	99	15	6
EBITA margin (%)	13	13		
Ordinary net income	69	54	28	8
Diluted ordinary EPS (€)	0.22	0.18	24	5

Non profit and loss account benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

	First Quarter		
	2006	2005	Change %
Cash conversion ratio (CAR)	65%	53%	
Free cash flow	43	12	270
Diluted free cash flow per share (in euros)	0.14	0.04	214
Net (interest bearing) debt [1]	2,056	1,567	31
Ultimo FTEs	17,884	17,464	2

Financial Performance

Revenues
In the first quarter, revenues were €854 million, up 14% compared to the previous year (€746 million), in part as a result of the impact of acquisitions and a stronger U.S. dollar. Organically, in constant currencies and excluding the impact of acquisitions and divestments, revenues increased by 1%, due to the strong results of the CFS and TAL divisions.

Operating profit, profit for the period, EPS
Operating profit was €87 million (EBIT margin 10%), compared to €83 million last year (EBIT margin 11%). The EBIT margin was impacted by the increase of amortization of publishing rights as a result of the recent acquisitions.

Financing results decreased to €22 million in 2006, compared to €30 million in the previous year. Financing costs for the year were positively impacted by a mixture of matured debt instruments, derivatives, and the impact of currencies.

The result on disposals mainly consists of the profit realized on the disposal of CT Insurance Services, which was part of the CFS division.

[1] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of related derivative financial instruments.

Profit for the period was €57 million, up 37% compared to the same period of 2005 (€42 million), due to the higher operating profit in 2006, lower financing costs, and positive results from disposals.

Diluted EPS increased by 33% to €0.19.

Ordinary EBITA, ordinary net income, ordinary EPS
In the first quarter, ordinary EBITA was €114 million (ordinary EBITA margin 13%), compared to €102 million (ordinary EBITA margin 14%) in the previous year. Revenue growth and increased cost savings were offset by an increase in product development and marketing and sales spending.

The tax rate on ordinary income before tax[1] was 26% (2005: 27%). The effective tax rate on the benchmark decreased in 2006, due to higher benefits from the Dutch Financing Centre.

Ordinary net income increased to €69 million (up 28%) reflecting the increase in ordinary EBITA. Diluted ordinary EPS was €0.22 (2005: €0.18).

Balance sheet, cash flow
Free cash flow in the first quarter was €43 million, up from €12 million in the same period of 2005, due to the increase of EBITA and a lower balance of tax payments.

Group equity of €1,191 million benefited from the profit for the year and actuarial gains on employee benefits, partly offset by the decrease of U.S. dollar compared to the euro, when comparing the end of the quarter to the end of 2005.

Net debt increased to €2,056 million, as a result of spending on acquisitions (mainly NDC's Information Management business).

---

[1] Ordinary income before tax is defined as ordinary EBITA plus financing results, income from investments, and results from associates.

Wolters Kluwer

Division Overview

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter	
	2006	2005
Revenues		
▪ Health	183	132
▪ Corporate & Financial Services (CFS)	135	113
▪ Tax, Accounting & Legal (TAL)	190	163
▪ Legal, Tax & Regulatory Europe (LTRE)	310	300
▪ Education	36	38
Total revenues	854	746
Operating profit		
▪ Health	11	11
▪ Corporate & Financial Services (CFS)	25	23
▪ Tax, Accounting & Legal (TAL)	45	39
▪ Legal, Tax & Regulatory Europe (LTRE)	27	31
▪ Education	(12)	(11)
▪ Corporate	(9)	(10)
Total operating profit	87	83
Ordinary EBITA		
▪ Health	19	13
▪ Corporate & Financial Services (CFS)	27	25
▪ Tax, Accounting & Legal (TAL)	54	47
▪ Legal, Tax & Regulatory Europe (LTRE)	35	37
▪ Education	(12)	(10)
▪ Corporate	(9)	(10)
Total ordinary EBITA	114	102

Wolters Kluwer

Health

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Revenues	183	132	39	27
Operating profit	11	11	(3)	
Ordinary EBITA	19	13	43	30
Ordinary EBITA margin (%)	10	10		
Capital expenditure on fixed assets (CAPEX)	2	3		
Ultimo FTEs	2,604	2,206	18	

Division Focus. Wolters Kluwer Health plays a leading role in driving medical excellence. The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Wolters Kluwer Health delivered significant growth in revenues over the prior year due primarily to the acquisitions of Healthcare Analytics and ProVation Medical, as well as solid performance at Professional & Education and Pharma Solutions. As anticipated, organic revenue was (1)% driven by timing differences associated with the 2006 publishing calendar and the loss of the Journal of Urology when compared to 2005, as well as some softness in advertising. The Health division reiterates its organic growth guidance of 3-5% for the full year. Ordinary EBITA margin for the first quarter was in line with last year, reflecting continued investments in new products and operational excellence initiatives.

Professional & Education (P&E) performed well, driven by a solid front list in the nursing and medical segments, as well as international sales. In January P&E launched its point-of-learning online resource, called *thePoint*, to the nursing and medical education markets. Initial customer adoption has been strong.

Medical Research's first-quarter performance was impacted by timing differences and weakness in the advertising market. International sales were strong and results from the new VisionCare group, which includes 2005 acquisition Boucher Communications, were encouraging.

Pharma Solutions delivered strong revenues, significantly ahead of 2005, due to the acquisition of Healthcare Analytics which delivered solid results over the first quarter and also contributed to substantial growth in electronic revenues. Organically, Pharma Solutions made a steady start to the year. The Spanish-language business launched in the prior year continued to experience solid market growth. In the fourth quarter of 2005, Pharma Solutions launched a new CME (Continuing Medical Education) subsidiary company to facilitate growth in this segment.

Clinical Solutions' slow start to the year reflected good performance for electronic products, such as eFacts and Medi-Span, offset by weaker sales for books and traditional loose-leaf products. The newly acquired ProVation Medical delivered a solid first quarter, and in line with plan.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Revenues	135	113	19	9
Operating profit	25	23	8	
Ordinary EBITA	27	25	8	(1)
Ordinary EBITA margin (%)	20	22		
Capital expenditure on fixed assets (CAPEX)	5	5		
Ultimo FTEs	3,153	2,838	11	

Division Focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. provider of comprehensive statutory representation and business entity search and filing services for corporate legal departments, law firms, and secured lenders; and compliance, content, and technology solutions for financial services organizations of all sizes.

Corporate & Financial Services continued its strong performance with 9% revenue growth for the quarter and 6% organic growth. Both the Corporate Legal Services and Financial Services units contributed to this growth. The EBITA margin declined from first-quarter 2005, reflecting increased investments in product development and shared services.

Corporate Legal Services (CLS) delivered strong growth driven by volume increases in transaction services associated with corporate, UCC, and trademark services, along with growth from its core compliance software products such as hQue, the corporate entity compliance ASP, and its new fully outsourced service for corporate entity annual compliance reporting. Customer adoption of legal e-billing and litigation support software products continued to demonstrate the value of CLS' market-leading products.

Financial Services performed well with growth coming from professional services, including online training and custom libraries, e-forms for disclosure, mortgage, and lending, and software sales. Strong revenue performance was also delivered by CCH Wall Street and GainsKeeper. The rollout of additional modules associated with the Expere product continued on schedule. The unit invested in increased integrated marketing and sales efforts through the launch of the new branding, the initiation of marketing programs for a number of market segments, and a reengineered sales model for the banking market. In February the Financial Services unit divested two product lines, Xchangesoftware and Financial/Securities Exam Training, to increase alignment between its product portfolio and growth strategies in the securities and insurance markets.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Revenues	190	163	17	7
Operating profit	45	39	17	
Ordinary EBITA	54	47	13	3
Ordinary EBITA margin (%)	28	29		
Capital expenditure on fixed assets (CAPEX)	3	1		
Ultimo FTEs	3,711	3,780	(2)	

Division Focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets through two customer units: Tax and Accounting and Law & Business.

Tax, Accounting & Legal started the year strong with revenue growth of 7% for the first quarter and organic revenue growth of 5%. The division has shown four consecutive quarters of increased organic growth, driven by new products and improved retention. Ordinary EBITA margin is in line with last year's performance due to continued investments in product development, sales and marketing, and shared services.

Wolters Kluwer Tax and Accounting revenues grew in the first quarter, resulting from a solid tax season that included double-digit growth at the Tax Software group, including excellent results from ProSystem *fx* Tax software and transactional revenue, the consumer-oriented *CompleteTax* product, and ProSystem *fx* Outsource. Momentum for ProSystem *fx* Engagement software continued to be very strong, as was market acceptance for new growth areas including the *Accounting Research Manager*, Sales and Use Tax products, and new online integrated libraries. The unit's acquisition and integration of the Sage products covering practice management and client write-up for accounting professionals progressed successfully, with performance exceeding expectations.

Wolters Kluwer Law & Business also started the year with strong organic growth, supported by good performance from its Legal Education group and new sales of Aspen-branded manual products. With a robust product pipeline in place, the unit produced a steady stream of new products and product enhancements. Customer acceptance in the marketplace for the unit's integrated publishing strategy was evidenced by solid sales of online libraries, including the new sales of the Investment Management and Mergers and Acquisitions Libraries, which give practitioners online access to an unparalleled collection of materials from Aspen and CCH. Other first-quarter highlights included the official launch of the unit's new identity, Wolters Kluwer Law & Business, to the legal and business compliance markets. The integration of Best Case Solutions, the bankruptcy forms software company acquired late in December, proceeded in line with expectations.

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Revenues	310	300	3	3
Operating profit	27	31	(12)	
Ordinary EBITA	35	37	(6)	(6)
Ordinary EBITA margin (%)	11	12		
Capital expenditure on fixed assets (CAPEX)	6	5		
Ultimo FTEs	7,058	7,240	(3)	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of customer-specific sources of information, software, and services to its customers in 18 countries. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and opinion leaders.

Legal, Tax & Regulatory Europe's revenue growth of 3% in the first quarter reflects the impact of acquisitions, mainly De Agostini Professionale. Organic revenue growth of (2)% was impacted by anticipated timing differences and continued restructuring efforts in the UK. Good growth performance continued in Central Europe, Italy, and Spain. Importantly, Belgium and the Netherlands showed modest organic growth reflecting the positive effects of prior years' restructuring. Performance in Germany and France was significantly impacted by the phasing of new product launches and a timing shift of a key exhibition (Pharmagora) in France. Ordinary EBITA declined slightly over the prior year, reflecting increased expenditures in sales and marketing, as well as the impact of product mix.

Electronic products continued to grow at double-digit levels, reflecting the increased customer penetration for online products in several countries. Wolters Kluwer entered the Portuguese legal market in partnership with legal publisher Coimbra Editora, resulting in several unique online services and tools being launched. The acquisitions of De Agostini Professionale in Italy and EON and Rosetti in Romania contributed to growth and performed in line with plan. In March, Wolters Kluwer Germany announced the acquisition of Carl Heymanns Verlag KG (Cologne), one of Germany's leading academic and legal publishers.

Education

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter			
	2006	2005	Change %	Change constant currency %
Revenues	36	38	(7)	(6)
Operating profit	(12)	(11)	9	
Ordinary EBITA	(12)	(10)	14	14
Ordinary EBITA margin (%)	(32)	(26)		
Capital expenditure on fixed assets (CAPEX)	1	1		
Ultimo FTEs	1,262	1,310	(4)	

Division Focus. Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

Education experienced organic revenue of (6)% in line with expectations, and guidance for the division for the full year of 1-2% organic growth is reiterated. The first quarter represents approximately 10% of expected total year results, where business for this division is heavily weighted towards the second and third quarters of the year. EBITA performance over the quarter remained strong, reflecting the benefits of improved efficiencies and good cost control.

Solid performance continued in the Netherlands, Belgium, Germany, and Sweden, where the restructuring of the Liber Hermods business is showing results. While market conditions remain difficult in the United Kingdom, the exclusive agreement with the Assessment and Qualifications Alliance (AQA) is progressing well, with strong customer interest in new maths and science products providing growth opportunities for this unit.

Wolters Kluwer

Corporate

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter		
	2006	2005	Change %
Operating profit	(9)	(10)	(15)
Ordinary EBITA	(9)	(10)	(15)
Capital expenditure on fixed assets (CAPEX)	0	1	
Ultimo FTEs	96	90	6

Corporate Developments:

Shared Services

The Company has continued to implement shared services initiatives in both North America and Europe. Within Europe the implementation of additional modules of SAP continued in Belgium and France, and the company transitioned data center operations to a new outsourced provider which will provide additional capabilities and efficiencies. Within North America, Shared Services is progressing with the outsourcing of our data centers, the centralization of human resources, and the development of our shared content and forms platforms. As data center implementation activities have proceeded, the Company and its outsourcing provider have engaged in discussions about various aspects of the outsourcing arrangement, including, among other things, service requirements and service levels, past and future volume levels, contract terms, and possible restructuring options.

The Company continues the aggressive development of a shared online and forms product platform. Commercial launch of its new interactive forms platform is expected by the end of the year, while work continues on the development of its new online delivery platform for the legal, tax & regulatory markets worldwide.

Corporate Governance Developments

On April 26, 2006, the Annual General Meeting of Shareholders (AGM), held in Amsterdam, adopted the financial statements for 2005 and approved the proposed dividend of €0.55 per ordinary share in cash.

Abolishment of Depositary Receipts and Trust Office

In accordance with the shareholder vote to abolish Depositary Receipts of shares in Wolters Kluwer nv, the Articles of Association will be amended in order to terminate the issuance of Depositary Receipts by the Trust Office. This change will lead to the conversion of Depositary Receipts into ordinary shares and subsequently to the abolishment of the Trust Office, meaning current holders of Depositary Receipts will become shareholders. The Depositary Receipts will be withdrawn from listing and the corresponding ordinary shares shall be listed instead. The conversion of Depositary Receipts into ordinary shares will take place in May and June 2006, after pay out of the dividend.

The termination of the issuance of Depositary Receipts by the Trust Office shall not have any consequences for Wolters Kluwer's American Depositary Receipts program.

Changes to the Composition of the Wolters Kluwer Supervisory Board

Retirement of Mr. Henny De Ruiter from the Supervisory Board

After having served three four-year terms on the Supervisory Board, and in accordance with the rotation schedule, Mr. De Ruiter stepped down after the 2006 Annual General Meeting of Shareholders on April 26, 2006, in Amsterdam.

Wolters Kluwer

Appointment of Mr. Adri Baan as Chairman of the Supervisory Board
The Supervisory Board decided to appoint current member of the Supervisory Board, Mr. Baan, to the position of Chairman after Mr. De Ruiter's retirement.

Appointment of Mr. Stuart B. James as Supervisory Board Member
Mr. James, former Group Managing Director and Chief Executive Officer of Mayne Group Limited, a leading Australian healthcare and global generic injectible pharmaceutical company, was appointed member of the Supervisory Board at the Annual General Meeting of Shareholders.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal-, tax-, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2006 / 2007 Calendar

2006 Half-Year Results	August 2, 2006
2006 Third-Quarter Results	November 8, 2006
Investor day on strategy and LTRE	September 27, 2006
2006 Full-Year Results	February 28, 2007
2007 Second-Quarter Results	May 9, 2007

Full overview available on www.wolterskluwer.com

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report are unaudited.
The interim financial information that was presented on the first, second and third quarter of 2005 was restated in the fourth quarter of 2005 for the adoption of two accounting standards that were endorsed by the European Commission in the fourth quarter of 2005, and were consequently used in the 2005 full year financial statements. These accounting adjustments relate to the adoption of the fair value option on the unsubordinated convertible bond and the recognition of all actuarial gains and losses immediately in the period in which they occur outside profit or loss.

Condensed consolidated Income Statement

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter	
	2006	2005
Revenues	854	746
Cost of sales	314	270
Gross profit	540	476
Sales costs	169	139
General and administrative costs		
▪ General & administrative operating expenses	257	235
▪ Amortization of publishing rights and impairments	27	16
▪ Exceptional restructuring expense	-	3
Total operating expenses	453	393
Operating profit	87	83
Income from investments	2	2
Financing results	(22)	(30)
Results on disposals	7	0
Share of profit of associates	0	0
Profit before tax	74	55
Income tax expense	(17)	(13)
Profit for the period	57	42
Attributable to		
▪ Equity holders of the parent	57	42
▪ Minority interests	0	0
Profit for the period	57	42
Basic EPS (€)	0.19	0.14
Diluted EPS (€)	0.19	0.14

Wolters Kluwer

Condensed consolidated Balance Sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

	March 31, 2006		December 31, 2005		March 31, 2005	
Intangible assets	3,896		3,450		2,920	
Property, plant and equipment	204		205		208	
Investments in associates	20		10		11	
Financial assets	100		117		213	
Deferred tax assets	22		23		28	
Total non-current assets		4,242		3,805		3,380
Inventories	143		130		146	
Trade and other receivables	973		1,029		797	
Income tax receivable	30		48		19	
Cash and cash equivalents	177		428		838	
Total current assets	1,323		1,635		1,800	
Deferred income	1,004		957		859	
Trade and other payables	364		411		256	
Income tax payable	18		21		23	
Short-term provisions	27		44		48	
Borrowings and bank overdrafts	833		719		513	
Other current liabilities	313		410		285	
Total current liabilities	2,559		2,562		1,984	
Working capital		(1,236)		(927)		(184)
Capital employed		**3,006**		**2,878**		**3,196**
Non-current liabilities		1,469		1,436		2,106
Deferred tax liabilities		144		80		17
Employee benefits		185		250		227
Provisions		17		13		30
Issued share capital	37		37		36	
Other reserves	1,096		801		733	
Profit for the period	57		260		42	
Equity attributable to equity holders of the parent		1,190		1,098		811
Minority interests		1		1		5
Group equity		1,191		1,099		816
Total financing		**3,006**		**2,878**		**3,196**

Wolters Kluwer

Condensed consolidated Cash Flow Statement

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter	
	2006	2005
Operating profit	87	83
Amortization and depreciation	50	38
Exceptional restructuring expense	-	3
Autonomous movements in working capital	(46)	(54)
Cash flow from operations	91	70
Paid financing costs	(25)	(26)
Paid corporate income tax	0	(14)
Appropriation of restructuring provisions	(13)	(11)
Share-based payments	5	3
Other	2	5
	(31)	(43)
Cash flow from operating activities	60	27
Net capital expenditure on fixed assets	(17)	(16)
Net acquisition spending	(399)	(39)
Net receipts from disposal of activities	2	1
Dividends received	0	1
Cash from derivatives	(6)	24
Cash flow from investing activities	(420)	(29)
Cash flow surplus/(deficit)	(360)	(2)
Exercise of share options	2	-
Redemption loans	(3)	(2)
New cash loans	83	-
Movements in bank overdrafts	29	152
Dividend payments	-	-
Cash flow from financing activities	111	150
Net cash flow	(249)	148
Cash and cash equivalents as at January 1	428	687
Exchange differences on cash and cash equivalents	(2)	3
	426	690
Cash and cash equivalents as at March 31	**177**	**838**

Wolters Kluwer

Condensed consolidated Statement of Recognized Income and Expense

(All amounts are in millions of euros unless otherwise indicated)

	First Quarter	
	2006	2005
Profit for the period	57	42
Foreign exchange translation differences	(30)	79
Net gain/(loss) on hedge of net investments in foreign subsidiaries	13	(19)
Actuarial gain/(loss) on employee benefits	65	(3)
Taxation	(20)	1
Net income recognized directly in equity	28	58
Total recognized income and expense for the period	85	100
Attributable to		
▪ Equity holders of the parent	85	100
▪ Minority interest	0	0
	85	100
Effect of changes in accounting policy:		
▪ Equity holders of the parent	-	4
▪ Minority interest	-	0
	-	4

Condensed Statement of changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2006			2005
	Shareholders' equity	Minority interest	Group equity	Group equity
Balance as at January 1	1,098	1	1,099	714
Total recognized income and expense for the period	85		85	100
Cash dividend	-		-	-
Share-based payments	5		5	3
Exercise of share options	2		2	-
Other movements in minority interest	-	-	-	(1)
Position as at March 31	**1,190**	**1**	**1,191**	**816**

Wolters Kluwer

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRSs and its interpretations, including International Accounting Standards (IASs) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2005 Annual Report.

Restated comparative 2005 financial information
In the fourth quarter of 2005 Wolters Kluwer opted to recognize the convertible bond at fair value through profit or loss, in line with IAS 39.9 as endorsed by the European Commission in the fourth quarter of 2005. Furthermore, per IAS 19.93A, as endorsed by the European Commission in the fourth quarter of 2005, Wolters Kluwer opted to recognize all actuarial gains and losses on defined benefit post retirement plans immediately in the period in which they occur, outside profit or loss. The comparative 2005 interim financial information has been restated, reflecting the impact of the adoption of these standards.

Estimates
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

Special items contained in the interim financial report

Seasonality

Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school-year and are thus tilted towards the second and third quarter. Revenues of our tax and regulatory businesses are strongest in the fourth quarter and first quarter, in line with statutory (tax) filing requirements. The Health business also has strong fourth quarter sales due to the buying behavior of key wholesalers that serve the education and professionals markets. The cash flow is typically strongest in the fourth quarter as calendar year subscription renewals are received.

Acquisitions and disposals

Acquisitions

Total net acquisition spending in the first quarter of 2006 was €399 million, including payments for acquisitions made in the previous years. This includes an amount of €7 million, relating to costs that are directly attributable to the acquisitions, such as legal fees, broker's costs and audit fees.

Wolters Kluwer

In the first quarter of 2006, the following acquisitions were completed:

NDCHealth Information Management (Phoenix, AZ, USA)
On January 6, 2006, Wolters Kluwer completed the acquisition of the Information Management business of NDCHealth Corporation (NDC-IM), a provider of healthcare information solutions. NDC-IM has approximately 380 employees and is part of Health. NDC-IM has revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) was paid in cash.

Sage Practice Solutions line (Pensacola, FL, USA)
On January 16, 2006, Wolters Kluwer announced the acquisition of the Sage Practice Solutions line of business, including Sage Practice Manager, Write-up and Document Manager, from Sage Software. Sage Software offers business management software and services to small and mid-sized business customers in North America. Sage Practice Solutions has approximately 50 employees and annual revenues of approximately $7 million (€6 million), and is part of Tax, Accounting & Legal.

ProVation Medical, Inc. (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer completed the acquisition of ProVation Medical, Inc., a privately-held company providing medical documentation, coding and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical is part of Health, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

The acquisitions had the following effect on the Group's assets and liabilities:

(All amounts are in millions of euros)

		2006	
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition
Non-current assets	31	173	204
Current assets	26	2	28
Current liabilities	(39)		(39)
Non-current liabilities	(2)		(2)
Provisions	0		0
Deferred tax	0	(52)	(52)
Minority interests	-		
Net identifiable assets and liabilities	**16**	**123**	**139**
Goodwill/other intangibles on acquisition			320
Total consideration as at March 31			**459**
Cash acquired			(1)
Changes of acquisition payables			(59)
Acquisition spending as at March 31			**399**

The fair values of the acquirees' identifiable assets and liabilities for some of these acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross selling, or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €40 million to revenues, €2 million to operating profit and €8 million to ordinary EBITA. If the acquisitions had all been executed on January 1, 2006, First Quarter 2006 revenues for Wolters Kluwer would have been €857 million, first quarter 2006 operating profit €86 and ordinary EBITA €113 million.

Disposals

Segment (Beek, The Netherlands)
On January 23, 2006, Wolters Kluwer announced the sale of Segment B.V. Segment was part of LTRE, has annual revenues of approximately €5 million and approximately 40 employees.

CT Insurance Services (Minneapolis, MN, USA)
On February 28, 2006, Wolters Kluwer's CFS division divested two product lines, Xchangesoftware and Financial/Securities Exam Training. The business has annual revenues of approximately $8 million (€7 million) and 41 employees.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In the first quarter of 2006, no issuances, repurchases, and repayments of debt or equity securities occurred. No dividends were paid.

Under the Long-Term Incentive Plan, 1,387,100 shares were conditionally granted to the Executive Board and other senior managers of the company in the first quarter of 2006. The expenses of this Long-Term Incentive Plan have been determined in accordance with IFRS 2 and have been recognized ratably over the vesting period. 120,000 shares that became vested per December 31, 2005 were delivered in the first quarter of 2006; 17,500 shares were forfeited in the first quarter of 2006.

In the first quarter of 2006, 48,500 share options were withdrawn and 181,500 share options were exercised, for a total value of €2 million that was received by the Company.

Acquisitions after balance sheet date

On March 21, 2006, Wolters Kluwer announced that it has signed an agreement to acquire Carl Heymanns Verlag KG (Cologne, Germany), one of Germany's leading academic and legal publishers, subject to the approval of the German Cartel Office. The approval has been obtained and the transaction was closed on May 8, 2006.

Carl Heymanns Verlag will become part of LTRE, has annual revenues of approximately €15 million and approximately 130 employees.

The fair values of the identifiable assets and liabilities of Carl Heymanns Verlag have not yet been determined and are consequently not reported in this press release.

Wolters Kluwer

Other information

Reconciliation of benchmark figures

Reconciliation between operating profit, EBITA, and ordinary EBITA
(All amounts are in millions of euros unless otherwise indicated)

	First Quarter	
	2006	2005
Operating profit	87	83
Amortization of publishing rights and impairments	27	16
EBITA	114	99
Exceptional restructuring expense	-	3
Ordinary EBITA	114	102

Reconciliation between profit for the period and ordinary net income

	First Quarter	
	2006	2005
Profit for the period attributable to equity holders of the parent (A)	57	42
Amortization of publishing rights and impairments	27	16
Tax on amortization	(10)	(6)
Results on disposals (after taxation)	(5)	-
Exceptional restructuring expense (after taxation)	-	2
Ordinary net income(B)	69	54

Reconciliation between cash flow from operating activities and free cash flow

	First Quarter	
	2006	2005
Cash flow from operating activities	60	27
Net capital expenditure on fixed assets	(17)	(16)
Dividends received	-	1
Free cash flow (C)	43	12

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

	First Quarter	
	2006	2005
Cash flow from operations	91	70
Net capital expenditure on fixed assets	(17)	(16)
Ordinary EBITA	114	102
CAR (Cash flow from operations minus capital expenditure on fixed assets divided by ordinary EBITA)	0.65	0.53

Wolters Kluwer

Earnings per share (EPS) calculations

	First Quarter	
	2006	2005
In euros unless otherwise indicated		
Weighted average number of shares (D)	304.4	297.7
Diluted weighted average number of shares (E)	319.5	310.5
Correction to income of unsubordinated convertible bond (net of taxes) on assumed conversion (F) (€ million)	2	2
Ordinary EPS (B/D)	0.23	0.18
Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	0.22	0.18
Basic EPS (A/D) (€)	0.19	0.14
Diluted EPS (minimum of basic EPS and [(A+F)/E])	0.19	0.14
Free cash flow per share (C/D) (€)	0.14	0.04
Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E]) (€)	0.14	0.04

Wolters Kluwer

Health

First quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisitions / Disposals*	*Currency*	*Total*
In millions							
Revenues	EUR	183	132	(2)	40	13	51
Ordinary EBITA	EUR	19	13	(3)	7	2	6
Revenues	USD	220	173	(3)	50	-	47
Ordinary EBITA	USD	23	18	(4)	9	-	5
Ordinary EBITA margin		10%	10%				

Corporate & Financial Services (CFS)

First quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisitions / Disposals*	*Currency*	*Total*
In millions							
Revenues	EUR	135	113	7	3	12	22
Ordinary EBITA	EUR	27	25	(1)	0	3	2
Revenues	USD	161	149	8	4	-	12
Ordinary EBITA	USD	32	33	(1)	0	-	(1)
Ordinary EBITA margin		20%	22%				

Tax, Accounting & Legal (TAL)

First quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisitions / Disposals*	*Currency*	*Total*
In millions							
Revenues	EUR	190	163	9	2	16	27
Ordinary EBITA	EUR	54	47	1	1	5	7
Revenues	USD	228	215	11	2	0	13
Ordinary EBITA	USD	65	62	1	1	1	3
Ordinary EBITA margin		28%	29%				

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

First quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisitions / Disposals*	*Currency*	*Total*
In millions							
Revenues	EUR	310	300	(7)	17	0	10
Ordinary EBITA	EUR	35	37	(7)	4	1	(2)
Ordinary EBITA margin		11%	12%				

Education

First quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisitions / Disposals*	*Currency*	*Total*
In millions							
Revenues	EUR	36	38	(2)	-	0	(2)
Ordinary EBITA	EUR	(12)	(10)	(2)	-	0	(2)
Ordinary EBITA margin		(32%)	(26%)				